UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. I6411W108	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0[1]
14	TYPE OF REPORTING PERSON CO - corporation

[1]

On September 20, 2018, pursuant to the Agreement and Plan of Merger, dated June 18, 2018, among the Reporting Person, the Issuer and Columbia Acquisition Sub LLC (“Merger Sub”), the Issuer merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Reporting Person (the “Merger”). As a result of the Merger, all Common Shares of the Issuer that were not converted into shares of the Reporting Person’s common stock as a result of the Merger were cancelled and ceased to be outstanding.

SCHEDULE 13D

CUSIP No. I6411W108	Page 3 of 5

Explanatory Note.

This Amendment No. 13 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by Cheniere Energy, Inc., a Delaware corporation (the “Reporting Person”), with the United States Securities and Exchange Commission on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on November 19, 2014, as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on May 13, 2016, as amended by Amendment No. 3 to Schedule 13D filed on August 12, 2016, as amended by Amendment No. 4 to Schedule 13D filed on September 30, 2016, as amended by Amendment No. 5 to Schedule 13D filed on December 9, 2016, as amended by Amendment No. 6 to Schedule 13D filed on December 20, 2016, as amended by Amendment No. 7 to Schedule 13D filed on December 22, 2016, as amended by Amendment No. 8 to Schedule 13D filed on May 1, 2018, as amended by Amendment No. 9 to Schedule 13D filed on May 3, 2018, as amended by Amendment 10 to Schedule 13D filed on May 4, 2018, as amended by Amendment No.11 to Schedule 13D filed on May 17, 2018 and as further amended by Amendment No. 12 to Schedule 13D filed on June 19, 2018 (collectively, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding the following paragraph:

On September 20, 2018, following the consummation of, and as a result of, the Merger (as defined below), the executive officers and directors of the Reporting Person (collectively, the “Listed Persons”) ceased to beneficially own any Common Shares (as defined below) of the Issuer. To the Reporting Person’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On September 20, 2018, the Issuer merged with and into Columbia Acquisition Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”), with Merger Sub surviving as a wholly-owned subsidiary of the Reporting Person (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of June 18, 2018, by and among the Issuer, the Reporting Person and Merger Sub (the “Merger Agreement”). As a result of the Merger, each common share representing limited liability company interests in the Issuer (each, a “Common Share”) issued and outstanding immediately prior to the effective time of the Merger (excluding certain Excluded Shares, as defined in the Merger Agreement) was converted into the right to receive 0.4750 of a share of common stock, par value $0.003, of the Reporting Person.

The Common Shares will be removed from listing and registration from the NYSE American.

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person is as follows:

(a) Amount beneficially owned: 0

SCHEDULE 13D

CUSIP No. I6411W108	Page 4 of 5

(b) Number of Common Shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

(c) As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), all Common Shares that were not converted into shares of the Reporting Person’s common stock as a result of the Merger were cancelled and ceased to be outstanding. Because the registration of the Common Shares will be terminated and, following consummation of the Merger, the Reporting Person no longer holds any Common Shares, there are no Common Shares outstanding and subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment constitutes an exit filing for the Reporting Person.

(d) On September 20, 2018, the Reporting Person ceased to beneficially own Common Shares.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Shares issued and outstanding on September 20, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph:

Item 6 is hereby amended by adding the information set forth in Item 4 of this Amendment No. 13 to Schedule 13D by incorporation by reference in its entirety into this Item 6.

SCHEDULE 13D

CUSIP No. I6411W108	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

September 20, 2018

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Executive Vice President and Chief Financial Officer